UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2015

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Credit Agreement Amendment

On May 5, 2015, in connection with the previously announced strategic review of its automotive aftermarkets businesses, UCI Holdings Limited (the “Company,” “we,” “us” and “our”) and certain of its subsidiaries entered into an Amendment No. 1 (the “Credit Agreement Amendment”) to the Credit Agreement, dated as of January 26, 2011 (as amended, supplemented or modified, the “Credit Agreement”), by and among UCI International LLC (formerly known as UCI International, Inc.), the Company, the subsidiary guarantors party thereto, the lenders party thereto, and Credit Suisse AG, as administrative agent.

Under the Credit Agreement Amendment, the asset sale covenant was amended to permit asset sales so long as, after giving pro forma effect to such asset sale, the senior secured leverage ratio of the Company and its subsidiaries does not exceed 0.75 to 1.00. The Credit Agreement Amendment further requires that any net cash proceeds from such asset sales be used to prepay term loans and other pari passu debt and may not be reinvested by the Company and its subsidiaries. In addition, the Credit Agreement Amendment permits the Company to add and release wholly-owned subsidiaries of the Company as additional borrowers of the term loans. All other terms of the Credit Agreement will remain the same, except for certain technical amendments, including amendments to the prepayment notice related to required prepayments with asset sale or debt proceeds.

The form of Credit Agreement Amendment is furnished as Exhibit 99.1 to this report. The foregoing description of the Credit Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement Amendment, which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Credit Agreement Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited
(Registrant)

Date: May 5, 2015	By:	/s/ Ricardo F. Alvergue
		Name:	Ricardo F. Alvergue
		Title:	Chief Financial Officer